Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

May 20, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc.(Stock Code :RDY)

NSE IFSC Ltd.

Dear Sir/Madam,

Sub: Intimation

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, and in reference to our letter dated April 25, 2022, please note that the presentation and the audio recording of the earnings call for the quarter and financial year ended March 31, 2022, held on May 19, 2022, at 5.30 pm IST have been uploaded on our website at the web-link as under:

https://www.drreddys.com/investors/presentations/earnings-call/?year=FY22#earnings-call

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer